SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AOXIN TIANLI GROUP, INC.
__________________________________

(Name of Issuer)

Common Shares, $0.001 par value
_________________

(Title of Class of Securities)

G0404E 104

(CUSIP NUMBER)

AOXIN TIANLI GROUP, INC.
 Suite K, 12th Floor, Building A, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010
 (+86) 27 8274 0726
__________________________________

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 18, 2014
August 26, 2014
February 3, 2015
__________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  G0404E 104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Ping Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,875,000
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 9,875,000
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.77%
14	TYPE OF REPORTING PERSON IN
________________
*	Based upon 33,173,000 shares of the Issuer's common stock issued and outstanding.

2

Item 1. Security and Issuer

This amendment  relates to the acquisition by Ping Wang of 4,275,000 common shares, $0.001 par value (the “Shares”), of Aoxin Tianli Group, Inc. (the "Issuer"), having its principal executive offices at Suite K, 12th Floor, Building A, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City,Hubei Province, China 430010.

Item 2. Identity and Background

      (a) The reporting person for purposes of this statement is Ping Wang (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o the Issuer, Suite K, 12th Floor, Building A, Jiangjing Mansion, 228 Yanjiang Ave., Jiangan District, Wuhan City, Hubei Province, China 430010.

      (c) The Reporting Person is Chairman of Aoxin Holdings Co., Ltd., a leading industrial park developer and operator headquartered in Beijing, China and the Chairman, CEO and a director of the Issuer.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the People’s Republic of China.

Item 5. Interest in Securities of the Issuer

   Item 5 is amended to add the following:

`     (a) (1)  On August 18, 2014,   Hubei Aoxin Science and Technology Group Co., Ltd., of which the Reporting Person is Chairman and a principal shareholder, purchased 3,000,000 common shares from the Issuer for a purchase price of $7,200,000, or $2.40 per share. On August 26, 2014,  Hubei Aoxin Science and Technology Group Co., Ltd.. acquired an additional 1,075,000 common shares in exchange for shares of Wuhan Optical Valley Orange Technology Co., Ltd.

             (2)  On February 3, 2015, the Reporting Person acquired 200,000 common shares as a stock award pursuant to Issuer’s 2014 Share Incentive Plan (the “Award Shares”).  The vesting of 120,000 of these shares is subject to the reporting person’s achievement of certain performance criteria to be determined  as to 60,000  shares on each of  the first and second anniversary of the date of grant.

 As a result of the foregoing transactions, the Reporting Person owns an aggregate of 9,875,000 common shares of the Issuer (the “Shares”), representing approximately 29.77% of the issued and outstanding common shares of the Issuer based upon 33,173,000 common shares of the Issuer issued and outstanding.  The Reporting Person owns 5,800,000 of the Shares directly and 4,075,000 indirectly as the Chairman and principal shareholder of  Hubei Aoxin Science and Technology Group Co., Ltd.

      (b) The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c) Except for the Award Shares, the Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d) Except for the other shareholders of Hubei Aoxin Science and Technology Group Co., Ltd., no other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  Item 6 is amended to add the following:   The Reporting Person has agreed that he will not sell any of the Award Shares for less than $2.20 per share. Except for the foregoing restriction and the vesting provisions set forth in the Stock Award Agreement dated February 3, 2015 between the Issuer and the Reporting Person filed as an exhibit hereto, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

     Item 7 is amended to add the following:

(a)	Subscription agreement between Issuer and Hubei Aoxin Science and Technology Group Co., Ltd. datedAugust 18, 2014.

(b)	Stock Purchase Agreement dated as of August 26, 2014 between Issuer and the former shareholders ofWuhan Optical Valley Orange Technology Co., Ltd.

(c)	Stock Award Agreement dated February 3, 2015 between Issuer and the Reporting Person.

3

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.

February 19, 2015
/s/ Ping Wang
Ping Wang

4

REGULATION S SUBSCRIPTION AGREEMENT
AND INVESTMENT REPRESENTATION

This Regulation S Subscription and Investment Representation is entered into this 18th day of August, 2014 between Aoxin Tianli Group, Inc., a British Virgin Islands corporation (the “Company”),  and Hubei Aoxin Science and Technology Group Co., Ltd., a company organized under the laws of the PRC (the “Investor”).

Preliminary Statement

The Company has offered the Investor the opportunity to purchase 3,000,000 common shares of the Company (the “Shares”) for a total purchase price $7,200,000 (the “Purchase Price”), or $2.40 per Share, to be paid in cash at the closing and the Investor has agreed to do so on the terms and conditions set forth herein.

NOW THEREFORE, intending to be legally bound the parties hereto agree as follows:

SECTION 1

1.1           Subscription.

The Investor, intending to be legally bound, hereby irrevocably subscribes for and agrees to purchase the Shares for the Purchase Price, which is equivalent to $2.40 per Share, and the Company, intending to be legally bound, hereby agrees to issue the Shares to the Investor against receipt of the Purchase Price.

SECTION 2

2.1           Closing.  The closing (the "Closing") of the purchase and sale of the Shares, on the terms and subject to the conditions set forth in this subscription agreement, shall occur simultaneously with the acceptance by the Company of the Investor's subscription, as evidenced by the Company’s execution of this Subscription Agreement.  The parties have agreed that the Closing shall take place no later than August 20, 2014.  At the Closing the Investor will deliver the Purchase Price to the Company and, within five days, the Company will deliver to the Investor a certificate representing the Shares registered in the name of the Investor.   With the consent of the Company, not to be unreasonably withheld, the Investor can satisfy his obligation to pay the Purchase Price at Closing by paying the amount in Renminbi equal to the dollar amount of the Purchase Price.

SECTION 3

3.1           Investor Representations and Warranties.   The Investor hereby acknowledges, represents and warrants to, and agrees with, the Company as follows:

(a)           Investment Purposes.  The Investor is acquiring the Shares for its own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof in whole or in part in any transactions that would be in violation of the Securities Act or any state securities or "blue-sky" laws. No other person has a direct or indirect beneficial interest in, and the Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to, the Shares or any part of the Shares for which the Investor is subscribing that would be in violation of the Securities Act or any state securities or "blue-sky" laws.

(b)           Authority.  The Investor has full power and authority to enter into this Agreement, the execution and delivery of this Agreement has been duly authorized, and this Agreement constitutes a valid and legally binding obligation of the Investor.

(c)           Exemption from Registration.  The Investor acknowledges its understanding that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act.  In furtherance thereof, in addition to the other representations and warranties of the Investor made herein, the Investor further represents and warrants to and agrees with the Company and its affiliates that the Investor has been provided an opportunity for a reasonable period of time prior to the date hereof to obtain additional information concerning the offering of the Shares, the Company and all other information to the extent the Company possesses such information or can acquire it without unreasonable effort or expense.

(d)           No Other Company Representations.  No representations or warranties have been made to the Investor by the Company, or any officer, employee, agent, affiliate or subsidiary of the Company, other than the representations of the Company contained herein, and in subscribing for Shares the Investor is not relying upon any representations other than those contained herein.

(e)           Compliance with Laws.  Any resale of the Shares during the ‘distribution compliance period’ as defined in Rule 902(f) to Regulation S shall only be made in compliance with exemptions from registration afforded by Regulation S.  Further, any such sale of the Shares in any jurisdiction outside of the United States will be made in compliance with the securities laws of such jurisdiction.  The Investor will not offer to sell or sell the Shares in any jurisdiction unless the Investor obtains all required consents, if any.

(f)           Regulation S Exemption.  The Investor understands that the Shares are being offered and sold in reliance on an exemption from the registration requirements of United States federal and state securities laws under Regulation S promulgated under the Securities Act and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the applicability of such exemptions and the suitability of the Investor to acquire the Shares.  In this regard, the Investor represents, warrants and agrees that:

(g)           The Investor is not a U.S. Person (as defined in the Securities Act) and is not acquiring the Shares for the account or benefit of a U.S. Person.

(h)           At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Investor was outside of the United States.

(i           The Investor will not, during the period commencing on the date of issuance of the Shares and ending on the first anniversary of such date, or such shorter period as may be permitted by Regulation S or other applicable securities law (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Shares in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S.

(j)           The Investor will, after expiration of the Restricted Period, offer, sell, pledge or otherwise transfer the Shares only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities laws.

(k)           The Investor was not in the United States, engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Shares, including without limitation, any put, call or other option transaction, option writing or equity swap.

(l)           Neither the Investor nor or any person acting on its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Shares and the Investor and any person acting on his behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act.

(m)           The transactions contemplated by this Agreement have not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act.

(n)           Neither the Investor nor any person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Shares.  The Investor agrees not to cause any advertisement of the Shares to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Shares, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws.

(o)           Each certificate representing the Shares shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state securities laws:

(A)           “THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”
(B)           “TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”
(C)           “TRANSFER OF THESE SECURITIES PRIOR TO TWELVE MONTHS FROM THE DATE OF THIS CERTIFICATE IS PROHIBITED.  THEREAFTER, THESE SECURITIES MAY NOT BE SOLD OR OTHERWISE TRANSFERRED FOR A PRICE OF LESS THAN $2.40 PER SHARE.

(p)           The Investor consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company, if any, in order to implement the restrictions on transfer of the Shares set forth in this Section.

(q)           Receipt of Information.  The Investor has received all documents, records, books and other information pertaining to the Investor’s investment in the Company that has been requested by the Investor.

(r)           No Reliance.  Other than as set forth herein, the Investor is not relying upon any other information, representation or warranty by the Company or any officer, director, stockholder, agent or representative of the Company in determining to invest in the Shares.  The Investor has consulted, to the extent deemed appropriate by the Investor, with the Investor’s own advisers as to the financial, tax, legal and related matters concerning an investment in the Shares and on that basis believes that its investment in the Shares is suitable and appropriate for the Investor.

(s)           No Governmental Review.  The Investor is aware that no federal or state agency has (i) made any finding or determination as to the fairness of this investment, (ii) made any recommendation or endorsement of the Shares or the Company, or (iii) guaranteed or insured any investment in the Shares or any investment made by the Company.

SECTION 4

The Investor covenants and agrees with the Company that it will not sell or otherwise transfer all or any portion of the Shares for a period of 12 months commencing on the date of the Closing or thereafter at a price of less than $2.40 per share (subject to adjustment in the event of any stock splits).

SECTION 5

5.1           Company’s Representations and Warranties.  The Company represents and warrants to the Investor as follows:

(a)            Organization of the Company.  The Company is a corporation duly organized and validly existing and in good standing under the laws of the British Virgin Islands.

(b)           Authority.   (a)  The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement; (b) the execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no further consent or authorization of the Company or its Board of Directors or stockholders is required; and (c) this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such  enforceability  may be limited by applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

(c)           Exemption from Registration; Valid Issuances.  The Shares, in accordance with the terms and on the bases of the representations and warranties of the Investor set forth herein, may and shall be properly issued by the Company to the Investor pursuant to any applicable federal or state law. When issued and paid for as herein provided the Shares shall be duly and validly issued, fully paid, and non-assessable. Neither the sales of the Shares pursuant to, nor the Company's performance of its obligations under, this Agreement shall (i) result in the creation or imposition of any liens, charges, claims or other encumbrances upon the Shares or any of the assets of the Company. The Shares shall not subject the Investor to personal liability by reason of the ownership thereof.

(d)           No General Solicitation or Advertising in Regard to this Transaction.  Neither the Company nor any of its affiliates nor any person acting on its or their behalf (a) has conducted or will conduct any general solicitation (as that term is used in Rule 502(c) of Regulation D) or general advertising with respect to any of the Shares, or (b) made any offers or sales of any security or solicited any offers to buy any security under any circumstances that would require registration of the Common Stock under the Securities Act.

SECTION 6

6.1             Indemnity.  The Investor agrees to indemnify and hold harmless the Company, its officers and directors, employees and its affiliates and their respective successors and assigns and each other person, if any, who controls any thereof, against any loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever) arising out of or based upon any false representation or warranty or breach or failure by the Investor to comply with any covenant or agreement made by the Investor herein or in any other document furnished by the Investor to any of the foregoing in connection with this transaction.

6.2           Modification.  Neither this Agreement nor any provisions hereof shall be modified, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

6.3           Notices.  Any notice, demand or other communication which any party hereto may be required, or may elect, to give to anyone interested hereunder shall be sufficiently given if (a) deposited, prepaid, with a recognized international courier service,  (b) delivered personally at such address, (c) upon the expiration of twenty four (24) hours after transmission, if sent by facsimile if a confirmation of transmission is produced by the sending machine (and a copy of each facsimile promptly shall be sent as provided in clause (a), (in each case to the parties at their respective addresses set forth below their signatures to this Agreement (or at such other address for a party as shall be specified by like notice; provided that the notices of a change of address shall be effective only upon receipt thereof).

6.4           Counterparts.  This Agreement may be executed through the use of separate signature pages or in any number of counterparts and by facsimile, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart. Signatures may be facsimiles.

6.5           Binding Effect.  Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their successors, legal representatives and assigns.

6.6           Entire Agreement.  This Agreement and the documents referenced herein contain the entire agreement of the parties and there are no representations, covenants or other agreements except as stated or referred to herein and therein.

6.7           Assignability.  This Agreement is not transferable or assignable by the Investor.

6.8             Further Assurances.  Upon request from time to time, the Investor shall execute and deliver all documents and do all other acts that may be necessary or desirable, in the reasonable opinion of the Company or its counsel, to effect the subscription for the Shares in accordance herewith.

[signature page is on following page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year this subscription has been accepted by the Company as set forth below.

HUBEI AOXIN SCIENCE AND TECHNOLOGY GROUP CO., LTD.

By:  /s/ Houliang Yu
Houliang Yu
CFO

Address:	Room 3M-3,3rd floor of Zhonghuan Mansion No. 31 Yunlin Street Jiang’an District Wuhan City

ACCEPTANCE OF SUBSCRIPTION

ACCEPTED BY:
Aoxin Tianli Group, Inc.

By: /s/ Ping Wang
       Ping Wang
       Chairman and CEO

Address:

Suite K, 12th Floor, Building A, Jiangjing Mansion
228 Yanjiang Ave., Jiangan District, Wuhan City
Hubei Province, China 430010

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (the “Agreement”), dated as of August   26  , 2014 (the “Effective Date”), by and among Aoxin Tianli Group, Inc., a British Virgin Islands corporation (“Buyer”), and each of the parties listed on Schedule A attached hereto (individually, a “Seller,” collectively, the “Sellers”)

RECITALS

A. The Sellers collectively are the record holders and beneficial owners of all of the issued and outstanding capital stock (the “Capital Stock”), of Wuhan Optical Valley Orange Technology Co., Ltd., a corporation organized under the laws of the People’s Republic of China (the “Company”).

B. Hubei Aoxin Science & Technology Group Co. Ltd. (“Aoxin Group”) and Guoqiang Wan are the holders of record and beneficial owners of 27,500,000 shares representing 55% of the issued and outstanding shares of the Company’s Capital Stock and Jin Wu is the beneficial owner of 15,000,000 shares representing 30% of the Company’s issued and outstanding shares of Capital Stock which are registered in the name of Ting Liu, his friend.  Aoxin Group, Guoqiang Wan, Jin Wu and Ting Liu are referred to collectively herein as the “Controlling Shareholders.”

C. Hai Liu, the CEO of the Company (the “Management Stockholder”), is the beneficial owner of 7,500,000 shares representing 15% of the outstanding shares of the Company’s Capital Stock, which shares are registered in the name of Li-Na-Deng, his mother.

D. The Controlling Stockholders desire to sell to Buyer, and Buyer desires to purchase from the Controlling Stockholders an aggregate of 40,000,000 shares of the Company’s Capital Stock, representing 80% of their 85% equity interest in the Company, with Aoxin Group retaining the remaining 5% equity interest in the Company.

E. The Management Stockholder also wishes to sell to Buyer his equity interest in the Company, and Buyer is willing to purchase from the Management Stockholder all 7,500,000 shares of the Company’s Capital Stock held by the Management Stockholder subject to the Company achieving certain Target Net Income (as defined herein below) in the fiscal years ending December 31, 2014, 2015 and 2016 (the “Earn Out Period”)..

F. As a condition to the sale of their shares, Jin Wu and Ting Liu, and Hai Liu and Li-Na-Deng have requested that Jin Wu and Hai Liu be granted options to repurchase their shares of Capital Stock on the terms and conditions set forth herein.

G. At the Effective Date, Buyer will hold of record and be the beneficial owner of 47,500,000 shares of the Company’s Capital Stock (the “Shares”), constituting 95% of the total issued and outstanding shares of the Company’s Capital Stock.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article I.     Purchase and Sale

Section 1.01   Purchase and Sale of the Shares

(a)   Upon the terms and subject to the conditions of this Agreement, each of the Sellers hereby assigns, transfers and delivers that number of shares of the Company (the “Company Shares”) set forth opposite such Seller’s name on Schedule A attached hereto, which Company Shares shall be free and clear of all liens, pledges, encumbrances, charges, restrictions or known claims of any kind, nature, or description (“Liens”).

(b)   The aggregate purchase price for the Company Shares is (a) 2,149,000 common shares, par value $0.001 per share, of Buyer (the “Firm Buyer Shares”) payable to the Controlling Stockholders and (b) 403,000 common shares, par value $0.001 per share, of Buyer payable to the Managing Stockholder (the “Escrow Buyer Shares”)” and, together with the Firm Buyer Shares, collectively referred to herein as the “Buyer Shares” or the “Purchase Price”), payable as provided in Section 1.02 below.

(c)   The Sellers hereby acknowledge that the distribution of the Buyer Shares among them has been determined by agreement among them and that the Management Stockholder has agreed to receive the Escrow Buyer Shares subject to certain provisions regarding the achievement of Target Net Income amounts during the Earn Out Period, as provided in Section 1.03 below.

Section 1.02   Deliveries by the Parties

(a)   Buyer herewith delivers the Purchase Price, as follows:

(i)   With respect to the Controlling Stockholders,  certificates  registered in the names of the Controlling Stockholders for the number of Firm Buyer Shares set opposite the name of the Controlling Stockholder on Schedule A attached hereto.  The Firm Buyer Shares issued to each Controlling Shareholder shall not be transferable by the holder thereof prior to September 1, 2015; and

(ii)   With respect to the Management Stockholder, certificate(s) registered in the name of the Management Stockholder for the Escrow Buyer Shares, with any required transfer stamps affixed thereto, deposited in escrow, to be held in escrow, until ultimately released and disbursed in accordance with and subject to the terms and provisions of the Earn Out provisions set forth in Section 1.03 below.

(b)   Sellers shall each deliver, or cause to be delivered, to Buyer:

(i)   certificates for the number of Company Shares set opposite their names on Schedule A, in appropriate form, duly endorsed or accompanied by stock powers duly endorsed, and with any required transfer stamps affixed thereto, together with all other documents and instruments necessary to vest in Buyer all of such Seller’s right, title and interest in and to the Company Shares, free and clear of all Liens (other than restrictions arising pursuant to applicable securities laws);

(ii)   the Company’s Corporate minute book, bank statements, invoices from previous periods, Tax statements, and miscellaneous historical documents; and

(iii)   written resignations, substantially in the form attached as Exhibit B hereto, of certain officers of the Company and each director of the Company, all effective as of the date hereof.

Section 1.03   Earn Out Payment

(a)   At the Effective Date, Buyer shall deposit the Escrow Buyer Shares in escrow, in certificated form (the “Escrowed Certificate”), evidencing collectively an aggregate of 403,000 common shares of Buyer.

(b)   On or before March 15 of 2015, 2016 and 2017 of each year the parties shall cause the Company to have prepared a consolidated income statement for the Company and its subsidiaries for the immediately preceding year (the “Company Income Statement”).  The Company Income Statement shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistently applied.  For purpose of this Agreement, “Net Income” for any year shall mean the Company’s net income, inclusive of non-recurring items, as shown on the Company Income Statement for such year and, for the avoidance of doubt, shall reflect the Company’s (i) gross yearly revenue minus (ii) the sum of all of the expenses on the Company Income Statement, including, without limitation, cost of goods sold, selling, general and administrative expenses, taxes, and interest, and a reasonable amount reflective of the cost of being a public company for such fiscal year, on a consolidated basis, using the Company Income Statement.  For the avoidance of doubt, for purposes of determining the Company’s Net Income for 2014, the Company Income Statement shall include the operations of the Company for the period from January 1, 2014 through to December 31, 2014.

(c)   The Target Net Income amount for each of 2014, 2015 and 2016 is set forth on Schedule B.  For each fiscal year, there shall be computed a fraction (expressed as a decimal) equal to the actual Net Income for such year over the Target Net Income for such year provided that in any fiscal year in which the Net Income equals or exceeds 90% of the Target Net Income, the fraction shall be deemed to be 1.  For example, if the Net Income for 2014 is RMB 2.34 million, the fraction for such year shall be 1.  The number of shares to be delivered to the Management Stockholder shall be determined in 2017 and shall be equal to the product of (i) the product of the fractions for each fiscal year times (ii) the number of shares issuable to such Management Shareholder.

For example, if the Net Income for 2014, 2015 and 2016 are RMB2.34million, RMB6.9million and RMB8.4million, respectively, the number of shares to be delivered to the Management Stockholder would be 322,400 determined as follows:

(2.34  x 6.9 x 8.4) x 403,000 = number of shares, except that both 2.34/2.60 and 6.9/6.8 shall be deemed to be equal to 1,
                                 2.60     6.8    10.5                                                                       so the formula is:

 (1 x 1 x 0.8) x 403,000 = number of shares, or 0.8 x 403,000 = 322,400.

(d)   Upon computation of the Net Income and the amount of shares due the Management Stockholder in 2017, the Buyer shall direct the escrow agent to deliver the shares due to the Management Stockholder and return the balance to the Buyer’s authorized but unissued shares.  If the Net Income for 2014 or 2015 is less than 90% of the Target Net Income for such years, so it is inevitable that the Management Stockholder will receive less than the 403,000 shares, the parties shall direct the escrow agent to return to the Buyer the number of shares which the Management Stockholder is no longer eligible to receive.

(e)   Until such time as released from escrow and disbursed to the Management Stockholder in accordance with an Earn Out Payment, the Escrowed Certificate shall be deemed to be owned by the Management Stockholder and he shall receive any dividends or other distributions thereon and shall have the right to vote such shares or exercise such other rights as he may hold as a shareholder of Buyer.

(f)           (i) If the Target Net Income has been met for all three years, the Management Stockholder shall have the option, exercisable for a period of three months (the “Option Period”) commencing March 16 and terminating June 15, 2017, to purchase from Buyer up to 7,500,000 shares of the Capital Stock of the Company as appropriately adjusted to reflect any recapitalization, reorganization, merger, consolidation of stock by OV subsequent to the date hereof (the “Management OV Shares”).

(ii) If the Target Net Income has been met for all three years and Jin Wu and Ting Liu have not sold or otherwise transferred any of the 806,000 Firm Buyer Shares issued to them pursuant hereto then Jin Wu shall have the option, exercisable during the Option Period, to purchase from Buyer up to 15,000,000 shares of the Capital Stock of the Company as appropriately adjusted to reflect any recapitalization, reorganization, merger or consolidation of OV subsequent to the date hereof (the “Jin Wu OV Shares” and collectively with the Management OV Shares, the “OV Shares”).

(iii) If either the Management Stockholder or Jin Wu exercises his option to acquire OV Shares, he must use the Firm Buyer Shares or the Escrow Buyer Shares (“Issued Shares”) issued to him pursuant hereto to pay all or a portion of the purchase price of his OV shares and the Issued Shares and the OV Shares will be valued at the FMV thereof.  If the FMV of all of the Issued Shares of Management Stockholder or Jin Wu is less than the FMV of all of the OV Shares he may acquire, he shall pay for such portion of the OV Shares he desires to acquire by delivering an equal portion of his Issued Shares and shall not be required to pay any other consideration for his OV Shares.  For example, if the FMV of the Issued Shares held by Jin Wu is less than the FMV of the OV Shares he may acquire ½ of such OV Shares by transferring to Aoxin Tianli ½ of his Issued Shares and he shall not be required to deliver any additional consideration.  If the FMV of all of the OV Shares to be acquired by either Management Stockholder or Jin Wu is less than the FMV of his Issued Shares, then he need only deliver to Aoxin Tianli such portion of his Issued Shares as has a FMV equal to the OV shares he desires to acquire and may retain the balance of his Issued Shares.   Should the Management Stockholder or Jin Wu desire to exercise his option he shall do so by giving notice to the Buyer in accordance with the notice provisions of this Agreement.

(iv)  For purposes hereof, the FMV of either the Issued Shares or the OV Shares, at any date shall be deemed to be the last reported sale price, or, in case no such reported sale takes place on such day, the average of the last reported bid and asked prices for such day, in either case as officially reported by the principal securities exchange, if any, on which such shares are listed or admitted to trading, or, if the Issued Shares or the OV Shares, as the case may be, are not listed or admitted to trading on any exchange, the average closing sale price as furnished by a regulated reporting agency if such shares are regularly traded in an “over the counter” market, or if such shares are not listed on an exchange or regularly quoted in an over the counter market, as determined in good faith by resolution of the Board of Directors of Aoxin Tianli, based on the best information available to it. Solely for the purposes of this Section, FMV shall be calculated as the average of the last reported sales price or the average of the last reported bid and asked prices, as the case may be, for each of the five trading days immediately preceding the date on which a notice of exercise of his option is given by either the Management Stockholder or Jin Wu.

If due to a lack of a trading market for the Issued Shares or the OV Shares, it is necessary for the Board of Aoxin Tianli to determine their FMV, the Board shall, within twenty (20) days after a request for such determination by the Management Stockholder or Jin Wu, make such determination in good faith and shall provide the Management Stockholder and Jin Wu with a reasonably detailed written summary of the analysis used by the Board to determine such amount (the “Initial Notice”).  If the Management Stockholder or Jin Wu disagrees with the Board’s determination of FMV as set forth in the Initial Notice, he (the “Disputing Party”) shall deliver to the Board notice of such dispute within ten (10) days of receipt of the Initial Notice (a “Dispute Notice”).

The Board and the Disputing Party shall then negotiate in good faith for ten (10) days (or for such longer period as they mutually agree) in an effort to reach agreement on FMV.  If such negotiation is unsuccessful, the Board and Disputing Party shall promptly designate an Appraiser nationally recognized in China (and, if the parties are unable to agree upon an Appraiser within seven (7) days of the end of such negotiation period, either the Disputing Party or the Board may apply to the relevant court in Hubei and ask it to appoint such Appraiser, and the Person so appointed by the Court shall be the Appraiser).

On the fifth (5th) day after appointment of the Appraiser, the Disputing Party and the Board shall simultaneously deliver to the Appraiser a written notice of its final determination of FMV (each, a “Valuation Notice”).  The Appraiser shall be instructed to determine, within thirty (30) days of its receipt of all Valuation Notices, which of the FMVs submitted by the Board and the Disputing Party in its Valuation Notice is closer to the actual FMV, and whichever is determined to be closer shall be the final FMV, as applicable.  In making such determination, the Appraiser (x) shall be instructed that the initial determination of FMV set forth in the Initial Notice shall not be used as evidence of the actual FMV or the correctness of the Board’s or the Disputing Party’s determination of FMV set forth in the Valuation Notice and (y) may request additional submissions information from the Board or Disputing Party.  Such Appraiser’s decision will be final and binding on the parties and the costs for the appraisal will be borne by the party whose FMV was not determined by the Appraiser to be closer to the actual FMV.

(v) The right of the Management Stockholder or Jin Liu to exercise the option granted herein shall terminate immediately if he or, in the case of Ting Liu, Jin Wu, for any reason, is no longer employed by the Company or a member of its Board of Directors.
(vi)  If the Management Stockholder and Jin Wu both exercise their options, no matter when actually exercised they will be deemed  have been exercised on the same date.

(g) No later than the end of the first quarter of 2016 the Buyer will adopt a Stock Option Incentive Plan.

Article II.              REPRESENTATIONS AND WARRANTIES REGARDING SHARES AND AGREEMENT

Each Seller represents and warrants to Buyer as of the date hereof that the statements contained in this Article II are true and correct:

Section 2.01   Title to Shares.

(a)   Seller has good and valid title to the Company Shares set opposite such Seller’s name on Schedule A attached hereto, free and clear of all (other than encumbrances arising pursuant to applicable securities laws).  Upon delivery of any certificate or certificates duly assigned, representing the same as herein contemplated and/or upon registering of Buyer as the new owner of such Company Shares in the share register of the Company, Buyer will receive good title to such Company Shares, free and clear of all Liens.

(b)   Other than this Agreement, the Company Shares are not subject to any voting trust agreement or other contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (“Contract”), including any Contract restricting or otherwise relating to the voting, dividend rights or disposition of the Company Shares.

Section 2.02   Capacity and Enforceability.

Seller has the necessary legal right, power and capacity to execute, deliver and perform under this Agreement and the transactions contemplated hereby.   This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes Seller’s legal, valid and binding obligation, enforceable against him in accordance with its terms.

Section 2.03   No Conflicts; Consents.

(a)   The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any material indenture, mortgage, deed of trust or other material contract, agreement or instrument to which Seller is a party or to which any of their properties or operations are subject, or result in the creation of any Lien on the Company Shares.

(b)   No material consent, approval, waiver, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or Governmental Authorization from, any Federal, state, local, tribal or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement.

Section 2.04   Purchase of Shares for Investment

(a)   The shares acquired by Sellers pursuant to this Agreement are being acquired as an investment for Sellers’ own account and not as a nominee or agent, and not with a view to any public distribution thereof.  No Seller shall offer to sell or otherwise dispose of, or sell or otherwise dispose of, the Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

(b)   Each Seller which is to receive shares represents and warrants that such Seller (i) can bear the economic risk of such Seller’s respective investments, and (ii) possesses such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of the investment in the Buyer and its securities.

(c)   No Seller which is to receive shares is a “U.S. Person” as defined in Rule 902(k) of Regulation S of the Securities Act (“Regulation S”) and understands that the shares to be issued to him are not registered under the Securities Act and that the issuance thereof to such Seller is intended to be exempt from registration under the Securities Act pursuant to Regulation S.  No Seller has any intention of becoming a U.S. Person.  At the time of the origination of contact concerning this Agreement and the date of the execution and delivery of this Agreement, the Buyer and Sellers were outside of the United States.  Each certificate representing the shares to be issued to Sellers shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state securities laws:

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED, EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTION FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

In addition, the following legend will appear only on the certificates representing the shares issued to the Controlling Shareholders:

“TRANSFER OF THESE SECURITIES PRIOR TO SEPTEMBER 1, 2015 IS PROHIBITED.”

 Each Seller understands that the shares to be acquired by him may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or any available exemption from registration under the Securities Act, the Shares may have to be held indefinitely.

Section 2.05   No Broker.

No broker, investment banker, financial advisor or other person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Seller.

Article III.               REPRESENTATIONS AND WARRANTIES REGARDING COMPANY

The Sellers, jointly and severally, represent and warrant to Buyer as of the date hereof that the statements contained in this Article III are true and correct:

Section 3.01   Organization.

The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted.  The Company is duly qualified to do business in each jurisdiction where the nature of its business or its ownership, operation or leasing of its properties make such qualification necessary.

Section 3.02   Capitalization.

(a)   The Company’s authorized and outstanding capitalization consists of 50 million shares of capital stock.   The Shares to be acquired by Buyer constitute 95% of the issued and outstanding shares of Capital Stock of the Company and are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of any applicable foreign, federal or state securities laws, of the Company’s organizational documents, or of any preemptive or other rights of any Person.

(b)   There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, or commitments of any character, relating to the issued or unissued Capital Stock of, or other equity interests in, the Company or obligating the Company to issue, transfer, deliver or sell any options or Capital Stock of, or other equity interest in, the Company or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such equity interest.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of, or other equity interests in, the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c)   There are not any registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which the Company is a party or by which it is bound with respect to any equity security of any class of the Company, and there are no agreements to which the Company is a party, or which the Company has knowledge of, which conflicts with this Agreement or the transactions contemplated herein or otherwise prohibits the consummation of the transactions contemplated hereunder.

(d)   The Company has not entered into any other agreements or commitments to issue any Capital Stock or ratified any future split, combination or reclassification of the Capital.

Section 3.03   Subsidiaries; Equity Interests of the Company

(a)   Except for its interests in the subsidiary set forth on Schedule C (the “Subsidiary”), the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.  All the outstanding equity interests of the Subsidiary directly or indirectly held by the Company have been validly issued and are fully paid, nonassessable and owned by the Company, free and clear of Liens. The Company owns all of the outstanding capital stock of each Subsidiary.

(b)   The Subsidiary is validly existing and in good standing under the Laws of the jurisdiction of its formation, has all requisite power to own, lease and operate its properties and to carry on its business as currently conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification.

(c)   There are no obligations, contingent or otherwise, of the Company to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.04   No Conflicts; Authorizations

(a)   The execution and delivery of this Agreement by the Sellers does  not, and the consummation by Sellers of the transactions contemplated hereby (in each case, with or without the giving of notice or lapse of time, or both) will not, directly or indirectly, (i) violate the provisions of any of the organizational documents of the Company or the Subsidiary, (ii) violate or constitute a default, an event of default or an event creating rights of acceleration, termination, cancellation, imposition of additional obligations or loss of rights, or require a consent to assignment, under any Contract to which the Company or the Subsidiary is a party, or by which the Company or the Subsidiary or any of their respective assets is bound, (iii) violate or conflict with any Law applicable to the Company or any Subsidiary, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement, or (iv) result in the creation of any Liens upon any of the assets owned or used by the Company or the Subsidiary.

(b)   No Authorization or registration, declaration or filing with, or notice to, any Governmental Entity or other Person is required by or with respect to the Company or the Subsidiary in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.05   Financial Statements

(a)   The Sellers have made available to Buyer true and complete copies of (i) the consolidated balance sheets of the Company as of December 31, 2013, and June 30, 2014, and the related consolidated statement of operations, changes in the Company’s equity and cash flows for the fiscal year ended December 31, 2013, and the six month period ended June 30, 2014 (such financial statements, the “Company Financial Statements”).

(b)   The Company Financial Statements (i) fairly present in all material respects the consolidated financial condition and the consolidated results of operations, changes in the Company’s equity, and cash flows of the Company as of the respective dates of, and for the periods referred to in, the Company Financial Statements and (ii) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved.  The Financial Statements are based on the books and records of the Company and the Subsidiary and fairly present the financial condition of the Company on a consolidated basis as of the respective dates they were prepared and the results of the operations of the Company for the periods indicated.

Section 3.06   No Undisclosed Liabilities

(a)   The Company and the Subsidiary have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except (a) those which are adequately reflected or reserved against in the Company Financial Statements as of the respective dates thereof, and (b) those which have been incurred in the ordinary course of business and consistent with past practice since June 30, 2014 and which are not, individually or in the aggregate, material in amount.

Section 3.07   Inventory

(a)   All inventory of the Company and the Subsidiary (including materials, supplies, parts, work-in-process and finished goods) is of a quality, quantity and condition useable or saleable in the ordinary course of business. None of such inventory is obsolete and no write-down of such inventory has been made or should have been made in the period since June 30, 2014. The quantities of each item of inventory are not excessive and are reasonable in the present circumstances of the Company and its Subsidiary. All work-in-process and finished goods inventory is free of any defect or other deficiency.

Section 3.08   Taxes

The Company has filed all foreign, national, municipal, provincial, local tax returns of any kind whatsoever, including its VAT returns, required to be filed by the date hereof.  Each of such tax returns reflects the taxes due for the period covered thereby and the Company has paid all such amounts. The Company has no liabilities with respect to the payment of any taxes (including any deficiencies, interest or penalties), except for taxes accrued but not yet due and payable.

Section 3.09   Books and Records

All of the books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course and in accordance with applicable laws and standard industry practices with regard to the maintenance of such books and records.  The records, systems, controls, data and information of the Company and its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its accountants (including all means of access thereto and therefrom).

Section 3.10   Compliance with Law

The Company is in compliance with all laws applicable to it and the conduct of its business as currently conducted.  The Company is not in conflict with, or in default or violation of, nor has it received any notice of any conflict with, or default or violation of, (a) any applicable law by which the Company or any of its property or assets is bound or affected, or (b) any agreement to which the Company was a party or by which the Company or any property, asset or right of the Company was bound or affected, except, in each case, for any such conflicts, defaults or violations that would not reasonably be expected to have a material adverse effect.

Section 3.11   Business Operations and Assets.

(a)   Each of the Company and its Subsidiary owns, holds or lawfully uses in the operation of its business all Authorizations which are necessary for it to conduct its business as currently conducted or for the ownership and use of the assets owned or used by the Company or the Subsidiary in the conduct of its business free and clear of all Liens. Such Authorizations are valid and in full force and effect and none of such Authorizations will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement.

(b)   All real property used in or necessary for the conduct of the businesses and operations of the Company and its Subsidiary as currently conducted and as proposed to be conducted is in suitable condition and currently owned in fee or leased by the Company and the Subsidiary, with good and marketable title or exclusive possession thereto. No Governmental Entity having the power of eminent domain over the real property has commenced or, to Sellers’ Knowledge, intends to exercise the power of eminent domain or a similar power with respect to all or any part of such real property.

(c)   All buildings, plants, leasehold improvements, structures, facilities, equipment and other items of tangible property and assets which are owned, leased or used by the Company or the Subsidiary are structurally sound, are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets), are usable in the ordinary course of business and conform [in all material respects] to all Laws and Authorizations relating to their construction, use and operation.

(d)   All contracts, agreements, franchises, license agreements, and other commitments to which the Company or any Subsidiary is party or is bound as of the date hereof necessary for the conduct of the businesses and operations of the Company and its Subsidiaries as currently conducted and as proposed to be conducted (the “Material Contracts”) constitutes a valid and binding obligation of the Company or Subsidiary and, to the Sellers’ Knowledge, the other parties thereto; (b) assuming such Material Contract is a valid and binding obligation of and enforceable against the other parties thereto, is enforceable against the Company or the Subsidiary, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights in general and subject to general principles of equity and (c) neither the Company nor the Subsidiary is in breach or default, and no event has occurred which, with due notice or lapse of time or both, would constitute a breach or default by the Company or the Subsidiary, under any Material Contract, and neither the Company nor Subsidiary has given notice of a material breach or material default of any material provision thereof to any other party thereto.

Section 3.12   Absence of Certain Changes or Events

Since June 30, 2014:

(a)   the Company and its Subsidiary has been operated in the ordinary course of business as was operated in the past with no extraordinary actions or transactions.

(b)   there has not been: (A) any material adverse change in the business, operations, properties, assets or condition of the Company or its Subsidiary or (B) any damage, destruction or loss to the Company (whether or not covered by insurance) materially and adversely affecting the business, operations, properties, assets or condition of the Company or its Subsidiary;

(c)   the Company has not: (A) amended its organizational documents; (B) declared or made, or agreed to declare or make any payment of dividends or distributions of any assets of any kind whatsoever to Buyers or purchased or redeemed, or agreed to purchase or redeem, any of its capital stock; (C) waived any rights of value which in the aggregate are outside of the ordinary course of business or material considering the business of the Company; (D) made any material change in its method of management, operation, or accounting; (E) entered into any transactions or agreements of any kind or nature outside the ordinary course of business; (F) made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or  termination pay to any present or former officer or employee; (G) borrowed any money from the Sellers or (H) made any material change to a material contract by which the Company or any of  its assets is bound;

(d)   the Company and its Subsidiary have not: (A) borrowed or agreed to borrow any funds or incurred, or become subject to, any material obligation or liability (absolute or contingent); (B) paid or agreed to pay any material obligations or liabilities (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and professional and other fees and expenses in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby; or (C) sold or transferred, or agreed to sell or transfer any of its assets, properties or rights or canceled, or agreed to cancel, any debts or claims; and

(e)   the Company and its Subsidiary did not become subject to any law or regulation, which materially and adversely affects, or in the future, may adversely affect, the business, operations, properties, assets or condition of the Company as described in its financial statements.

Section 3.13   Litigation

There are no actions, suits, orders, proceedings or investigations pending or, to the Sellers’ Knowledge threatened by or against the Company or its Subsidiary or affecting the Company, its Subsidiary or their respective properties, at law or in equity, before any court or other governmental authority or instrumentality, domestic or foreign, or before any arbitrator of any kind.  The Company has no knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator, or governmental authority or instrumentality or any circumstance, which after reasonable investigation would result in the discovery of such default.

Section 3.14   Product Warranty

There are no warranties (express or implied) outstanding with respect to any products currently or formerly manufactured, sold, distributed, provided, shipped or licensed (“Products”), or any services rendered, by the Company or the Subsidiary, beyond that set forth in the standard conditions of sale or service.  Each Product manufactured, sold, distributed, provided, shipped or licensed, or service rendered, by the Company or the Subsidiary has been in conformity with all applicable contractual commitments and warranties. There are no material design, manufacturing or other defects, latent or otherwise, with respect to any Products and such Products are not toxic when used in accordance with their intended use. Each Product that has been manufactured, sold, distributed, provided, shipped or licensed prior to the date hereof contains all warnings required by applicable Law and such warnings are in accordance with reasonable industry practice.

Section 3.15   Labor and Employment Matters

(a)   As of the date hereof, the Company is not a party to and has no obligation to perform (absolute or contingent) under any oral or written: (i) profit sharing, bonus, deferred compensation, stock option, severance pay, pension benefit or retirement plan, (ii) agreement, contract, commitment or indenture relating to the borrowing of money, (iii) guaranty of any obligation; (iv) collective bargaining agreement; or (v) agreement with any present or former officer or director of the Company.

(b)   None of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event) will (i) entitle any Company personnel to any material compensation or benefit under any employee or other benefit plan, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any employee or other benefit plan or (iii) result in any breach or violation of or default under or limit the Company’s right to amend, modify or terminate any material Benefit Plan or material Benefit Agreement.

(c)   Neither the Company nor the Subsidiary is a party or subject to any labor union or collective bargaining agreement. There have not been since establishment and there are not pending or threatened any labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations which involve the labor or employment relations of the Company or the Subsidiary. No event has occurred or circumstance exist that may provide the basis of any work stoppage or other labor dispute.

Section 3.16   Completeness of Disclosure

No representation or warranty by any Seller in this Agreement, and no statement made by any Seller in any certificate or other document furnished or to be furnished to Buyer pursuant hereto, or in connection with the negotiation, execution or performance of this Agreement, contains any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.  Except as specifically set forth in this Agreement, there are no facts or circumstances of which any Seller is aware that could be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), operations, prospects or results of operations of the Company and its Subsidiary taken as a whole.

Article IV.             REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers that each statement contained in this Article IV is true and correct as of the date:

Section 4.01   Organization and Good Standing

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted.

Section 4.02   Authority and Enforceability

Buyer has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of injunctive relief and other equitable remedies.

Section 4.03   No Conflicts; Authorizations

(a)   The execution and delivery of this Agreement by Buyer do not, and the consummation of the transactions contemplated hereby by Buyer will not, (i) violate the provisions of any of the organizational documents of Buyer, (ii) violate any Contract to which Buyer is a party, (iii) to the knowledge of Buyer, violate any Law of any Governmental Entity applicable to Buyer on the date hereof, or (iv) to the knowledge of Buyer, result in the creation of any Liens upon any of the assets owned or used by Buyer, except in each such case where such violation or Lien would not reasonably be expected to impair materially the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

(b)   No Authorization or Order of, registration, declaration or filing with, or notices to any Governmental Entity is required by Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.04   SEC Filings; Financial Statements.

(a)   Buyer has made available to the Management Stockholder a correct and complete copy, or there has been available on EDGAR, copies of each report, registration statement and definitive proxy statement filed by Buyer with the SEC since December 31, 2011 (the “SEC Reports”), which are all the forms, reports and documents required to be filed by Buyer with the SEC since December 31, 2011.  As of their respective dates, the SEC Reports: (i) were prepared in accordance and complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports, and (ii) did not at the time they were filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing and as so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)   Included in the SEC Reports are (i) the audited balance sheets of the Company as of December 31, 2013 and December 31, 2012 and the related audited statements of operations, stockholders’ equity and cash flows for December 31, 2013 and December 31, 2012, together with the notes to such statements and the opinion of its independent certified public accountants, with respect thereto; and (ii) the unaudited balance sheet of the Company as of June 30, 2014 and the related unaudited statements of operations, stockholders’ equity and cash flows for the six months and three months ended June 30, 2014 and June 30, 2013, together with the notes to such statements.

(c)   Each set of financial statements (including, in each case, any related notes thereto) contained in the SEC Reports comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents in all material respects the financial position of Buyer at the respective dates thereof and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments which were not or are not expected to have a  material adverse effect upon the business, prospects, management, properties, operations, condition (financial or otherwise) or results of operations of Buyer, taken as a whole. The balance sheets of Buyer included in the SEC Reports are true and accurate and present fairly as of their respective dates the financial condition of Buyer.  The statements of operations, stockholders’ equity and cash flows reflect fairly the information required to be set forth therein by generally accepted accounting principles.

Section 4.05   Capitalization; Stock Consideration.

(a)   Buyer’s authorized capitalization consists of 50,000,000 shares of common stock, par value $0.001 per share, and is in the process of being increased to 100,000,000 shares of common stock, $0.001 per share.  Except as provided in this Agreement with respect to the Stock Consideration, the outstanding common stock of Buyer  is as set forth in the most recent SEC Report and there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights, or (iii) subscriptions or other rights, agreements, arrangements, or commitments of any character, relating to the issued or unissued capital stock of, or other equity interests in, Buyer or obligating Buyer to issue, transfer, deliver or sell any options or common stock of, or other equity interest in, Buyer or securities convertible into or exchangeable for such shares or equity interests, or obligating Buyer to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such equity interest, are all, as of the dates thereof, as described in the SEC Reports.  There are no outstanding obligations of Buyer to repurchase, redeem or otherwise acquire any capital stock of, or other equity interests in, Buyer or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(b)   The Stock Consideration, when issued, and then released and delivered to any Management Stockholder in accordance with the terms of the Earn Out Payment provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable, free from any Liens (except for any restrictions on transfer under applicable securities and other Laws).  The issuance of the shares of Buyer’s common stock constituting the Stock Consideration pursuant to this Agreement is not subject to any preemptive rights, rights of first refusal or similar rights.

Section 4.06   Brokers or Finders

No broker, investment banker, financial advisor or other person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer.

Article V.              INDEMNIFICATION

Section 5.01   Survival

(a)   All representations and warranties contained in this Agreement, or in any Schedule, certificate or other document delivered pursuant to this Agreement, shall survive the Closing for a period of 18 months, except for those representations and warranties related to taxes and employee benefit plans, which shall survive the Closing until 60 days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof).

(b)   The period for which a representation or warranty, covenant or agreement survives the Closing is referred to herein as the “Applicable Survival Period.” In the event a Notice of Claim for indemnification under Section 5.02 is given within the Applicable Survival Period, the representation or warranty, covenant or agreement that is the subject of such indemnification claim (whether or not formal legal action shall have been commenced based upon such claim) shall survive with respect to such claim until such claim is finally resolved. The Indemnitor shall indemnify the Indemnitee for all Losses (subject to the limitations set forth herein, if applicable) that the Indemnitee may incur in respect of such claim, regardless of when incurred.

Section 5.02   Indemnification by Seller

Sellers shall jointly and severally indemnify and defend Buyer and its Affiliates (including, following the Closing, the Company and the Subsidiary) and their respective members, managers, officers, directors, employees, agents, successors and assigns (the “Buyer Indemnitees”) against, and shall hold them harmless from, any and all losses, damages, claims (including third party claims), charges, interest, penalties, Taxes, diminution in value, costs and expenses (including legal, consultant, accounting and other professional fees; collectively, “Losses”) resulting from, arising out of, or incurred by any Buyer Indemnitee in connection with, or otherwise with respect to:

(a)   the failure of any representation and warranty or other statement by any Seller contained in this Agreement, or any certificate or other document furnished or to be furnished to Buyer in connection with the transactions contemplated by this Agreement, to be true and correct in all respects as of the date of the Effective Date;

(b)   any breach of any covenant or agreement of any Seller contained in this Agreement, or any certificate or other document furnished or to be furnished to Buyer in connection with the  transactions contemplated by this Agreement; and

(c)   any fees, expenses or other payments incurred or owed by any Seller, the Company or the Subsidiary to any agent, broker, investment banker or other firm or person retained or employed by it in connection with the transactions contemplated by this Agreement.

Section 5.03   Other Rights and Remedies Not Affected

The indemnification rights of the parties under this Article V are independent of and in addition to such rights and remedies as the parties may have at Law or in equity or otherwise for any misrepresentation, breach of warranty or failure to fulfill any agreement or covenant hereunder on the part of any party hereto, including the right to seek specific performance, rescission or restitution, none of which rights or remedies shall be affected or diminished hereby.

Article VI.              MISCELLANEOUS

Section 6.01   Further Assurances

Subject to the terms of this Agreement, each of Buyer and the Sellers shall execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof and consummate the transactions contemplated hereby.

Section 6.02   Entire Agreement.

This Agreement embodies the entire agreement and understanding among Buyer, the Company and each of the Sellers with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof.   No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

Section 6.03   Amendment; Waiver.

(a)   The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.

(b)   The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions.  No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar.  Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

Section 6.04   Assignment.

The rights and obligations under this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

Section 6.05   Governing Law.

This Agreement (and the schedules hereto) shall be governed by and interpreted and enforced in accordance with the Laws of Hubei Province, P.R.C., without giving effect to any choice of Law or conflict of Laws rules or provisions of Hubei Province that would cause the application of the Laws of any jurisdiction other than those of Hubei Province or the P.R.C.

Section 6.06   Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.07   Notice.

Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day, or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Buyer, to:	Aoxin Tianli Group, Inc. Suite K, 12th Floor, Building A, Jiangjing Mansion 228 Yanjiang Ave., Jiangan District, Wuhan City Hubei Province, China 430010

with a copy to:	Eaton & Van Winkle LLP Attn: Vincent J. McGill 3 Park Avenue, 16th floor New York, New York 10016

if to Seller:	to the address set forth opposite such Seller’s name in Schedule A attached hereto.

Section 6.08   Specific Performance.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the P.R.C. or Hubei Province, located in Hubei Province, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any  provincial court sitting in Hubei Province in the event any dispute between the parties hereto arises out of this Agreement solely in connection with such a suit between the parties, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement in any court other than a provincial court sitting in Hubei Province.

Section 6.09   Severability

Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes the Agreement impossible to perform in which case this Agreement shall terminate.

Section 6.10   Headings.

The captions appearing in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope and intent of this Agreement or any of the provisions hereof.

Section 6.11   Interpretation

The parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

Section 6.12   Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute a single agreement.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

[Remainder of Page Intentionally Left Blank]

[Signature page to Stock Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

[BUYER]	Aoxin Tianli Group, Inc.

By: /s/ Ping Wang
Ping Wang
Chairman & CEO

[SELLERS]	Hubei Aoxin Science and Technology Group Co., Ltd.

By: Ping Wang	/s/ Guoqiang Wan
Name: Ping Wang Title: Chairman	Guoqiang Wan

/s/ Ting Liu Ting Liu	/s/ Jin Liu Jin Liu

/s/ Li-Na Deng Li-Na Deng	/s/ Hai Liu Hai Liu

Schedule A

Sellers List / Purchase Price Table

Name of Seller (with address)	No. of Company Shares	Purchase Price
		Firm Shares	Escrow Shares
Hubei Aoxin Science & Technology Group Co., Ltd. Add.: Room 3M-3, 3rd floor, Zhonghuan Mansion, No.31 Yunlin Street, Jiang’an District, Wuhan City, Hubei Province, China	22,500,000	1,075,000
Ting Liu (shares held of record for Jin Wu) Add.: No. 3-1, Unit 1, #4 Building, No. 48 East Road of Huahui Yuan, Yubei District, Chongqing City, China	15,000,000	806,000
Guoqiang Wan Add.: No.2401, Power Supply Bureau Building, Wuqinhuayuan, No.21 Wuliercun, Hanyang District, Wuhan City	5,000,000	268,000
Li-Na Deng (shares held of record for Hai Liu) Add.: Building 84, No. 2 West Zone, No. 1037 Luoyu Road, Hongshan District, Wuhan City	7,500,000		403,000

Schedule B

Earn Out Payment Schedule

Fiscal Year Ending December 31,	Target Net Income

2014	RMB 2,600,000

2015	RMB 6,800,000

2016	RMB 10,500,000

Schedule C

Subsidiaries

Wuhan Orange Optical Networking Technology Development Co., Ltd.

AOXIN TIANLI GROUP, INC.
2014 Share Incentive Plan

RESTRICTED STOCK AWARD AGREEMENT

THIS RESTRICTED STOCK AWARD AGREEMENT, (this “Agreement”), dated as of February 3, 2015 (the “Date of Grant”), is made by and between Aoxin Tianli Group, Inc., a company organized under the laws of the British Virgin Islands  (the “Company”), and Ping Wang (the “Grantee”).

WHEREAS, the Company has adopted the Aoxin Tianli Group, Inc. 2014 Share Incentive Plan (the “Plan”), pursuant to which the Company may grant Restricted Stock Awards;

WHEREAS, the Company desires to grant to the Grantee the number of shares of Restricted Stock provided for herein;

NOW, THEREFORE, in consideration of the recitals and the mutual agreements herein contained, the parties hereto agree as follows:

Section 1. Grant of Restricted Stock Award

(a) Grant of Restricted Stock. The Company hereby grants to the Grantee 200,000 shares (the “Shares”) of Restricted Stock (the “Award”) on the terms and conditions set forth in this Agreement and as otherwise provided in the Plan.

(b) Incorporation of Plan; Capitalized Terms. The provisions of the Plan are hereby incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. The Compensation Committee of the Board of Directors (the “Committee”) shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations thereunder, and its decision shall be binding and conclusive upon the Grantee and his/her legal representative in respect of any questions arising under the Plan or this Agreement.

Section 2. Terms and Conditions of Award

The grant of Restricted Stock provided in Section 1(a) shall be subject to the following terms, conditions and restrictions:

(a) Ownership of Shares. Subject to the restrictions set forth in the Plan and this Agreement, the Grantee shall possess all incidents of ownership of the Shares of Restricted Stock granted hereunder, including, without limitation, (i) the right to vote such Shares of Restricted Stock, and (ii) subject to Section 2(b), the right to receive dividends with respect to such Shares of Restricted Stock (but only to the extent declared and paid to holders of Common Shares by the Company in its sole discretion), provided, however, that any such dividends shall be treated, to the extent required by applicable law, as additional compensation for tax purposes if paid on Restricted Stock.

(b) Dividends. Any dividends with respect to Restricted Stock (whether such dividends are paid in cash, stock or other property) (i) shall be subject to the same restrictions (including the risk of forfeiture) as the Restricted Stock with regard to which they are issued; (ii) shall herein be encompassed within the term “Restricted Stock”; (iii) may be held by the Company for the Grantee prior to vesting; and (iv) if so held by the Company, shall be paid or otherwise released to the Grantee, without interest, promptly after the vesting of the Restricted Stock with regard to which they were issued. If dividends are released to the Grantee prior to the vesting of the Restricted Stock with regard to which they were issued, and such Restricted Stock fails to vest and is forfeited for any reason, Grantee shall return or repay such dividends to the Company, without interest, promptly following the forfeiture event.

(c) Restrictions. The Shares shall be subject to the following restrictions:

1.
The Shares shall be subject to the restriction on resale applicable to Affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”)) and the certificates evidencing the Shares shall be endorsed with a legend to such effect, and in addition, none of the Shares may be sold prior to the filing by the Company with the Securities and Exchange Commission of its Annual report on Form 10-K for the fiscal year ended December 31, 2014 or at a price per share of less than $2.20 (subject to adjustment in the event of stock splits or similar organic changes).

2.
60,000 of the Shares shall not vest until the first anniversary of the Date of Grant subject to the fulfillment by the Grantee of performance criteria established by the Committee, as determined by the Committee based upon an evaluation prepared in accordance with criteria specified by the Committee.

3.
An additional 60,000 of the Shares shall not vest until the second anniversary of the Date of Grant subject to the fulfillment by the Grantee of performance criteria established by Committee, as determined by the Committee based upon an evaluation prepared in accordance with criteria specified by the Committee.

The Restricted Stock and any interest therein, may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of (each, a “Transfer”), except by will or the laws of descent and distribution, during any period of time during which the Transfer of such Restricted Stock is restricted hereunder. Any attempt to Transfer any Restricted Stock in contravention of the above restriction shall be null and void and without effect.

(d) Certificate; Book Entry Form; Legend. The Company shall issue the Shares of Restricted Stock either (i) in certificate form or (ii) in book entry form, registered in the name of the Grantee, with legends, or notations, as applicable, referring to the terms, conditions and restrictions applicable to the Award. The Grantee agrees that any certificate issued for Restricted Stock prior to the lapse of any outstanding restrictions relating thereto shall be inscribed with the following legend:

“This certificate and the shares of stock represented hereby are subject to the terms and conditions, including forfeiture provisions and restrictions against transfer (the “Restrictions”), contained in the Aoxin Tianli Group, Inc. 2014 Share Incentive Plan, as amended, and an agreement entered into between the registered owner and the Company. Any attempt to dispose of these shares in contravention of the Restrictions, including by way of sale, assignment, transfer, pledge, hypothecation or otherwise, shall be null and void and without effect.”

(e) Lapse of Restrictions. Subject to Section 2(f) below, upon the lapse of restrictions relating to any Shares of Restricted Stock, the Company shall, as applicable, either remove the notations on any such Shares of Restricted Stock issued in book-entry form or deliver to the Grantee or the Grantee’s personal representative a stock certificate representing a number of Common Shares, free of the restrictive legend described in Section 2(d), equal to the number of Shares of Restricted Stock with respect to which such restrictions have lapsed. If certificates representing such Restricted Stock shall have theretofore been delivered to the Grantee, such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer prior to the issuance by the Company of such unlegended Common Shares.

(f) Termination of Employment. Notwithstanding Section 2(c), in the event of the termination of the Grantee’s employment or service with the Company or any subsidiary of the Company for any reason prior to the lapsing of restrictions in accordance with Section 2(e) with respect to any portion of the Restricted Stock granted hereunder, such portion of the Restricted Stock held by the Grantee shall be automatically forfeited by the Grantee as of the date of termination.

Any Shares of Restricted Stock forfeited pursuant to this Agreement shall be transferred to, and reacquired by, the Company without payment of any consideration by the Company, and neither the Grantee nor any of the Grantee’s successors, heirs, assigns or personal representatives shall thereafter have any further rights or interests in such Shares. If certificates for any such Shares containing restrictive legends shall have theretofore been delivered to the Grantee (or his/her legatees or personal representative), such certificates shall be returned to the Company, complete with any necessary signatures or instruments of transfer.

(g) Corporate Transactions. The following provisions shall apply to the corporate transactions described below:

(i) In the event of a proposed dissolution or liquidation of the Company, the Award will terminate and be forfeited immediately prior to the consummation of such proposed transaction, unless otherwise provided by the Committee.

(ii) In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, the Award shall be assumed or substituted with an equivalent award by such successor corporation, parent or subsidiary of such successor corporation; provided that the Committee may determine, in the exercise of its sole discretion, that in lieu of such assumption or substitution, the Award shall be vested and non-forfeitable and any conditions or restrictions on the Award shall lapse, as to all or any part of the Award, including Shares as to which the Award would not otherwise be non-forfeitable.

(h) Income Taxes. Except as provided in the next sentence, the Company shall withhold and/or reacquire a number of Shares having a Fair Market Value equal to the taxes that the Company determines it is required to withhold under applicable tax laws with respect to the Restricted Stock (with such withholding obligation determined based on any applicable minimum statutory withholding rates), in connection with the vesting of the Restricted Stock. In the event the Company cannot (under applicable legal, regulatory, listing or other requirements) satisfy such tax withholding obligation in such method, the Grantee makes a Section 83(b) election pursuant to Section 2(i) below, or the parties otherwise agree in writing, then the Company may satisfy such withholding by any one or combination of the following methods: (i) by requiring the Grantee to pay such amount in cash or check; (ii) by deducting such amount out of any other compensation otherwise payable to the Grantee; and/or (iii) by allowing the Grantee to surrender Common Shares of the Company which (a) in the case of shares initially acquired from the Company (upon exercise of a stock option or otherwise), have been owned by the Grantee for such period (if any) as may be required to avoid a charge to the Company’s earnings, and (b) have a Fair Market Value on the date of surrender equal to the amount required to be withheld. For these purposes, the Fair Market Value of the Shares to be withheld or repurchased, as applicable, shall be determined on the date that the amount of tax to be withheld is to be determined.

(i) Section 83(b) Election. The Grantee hereby acknowledges that he or she may file an election pursuant to Section 83(b) of the Code to be taxed currently on the fair market value of the Shares of Restricted Stock (less any purchase price paid for the Shares), provided that such election must be filed with the Internal Revenue Service no later than thirty (30) days after the grant of such Restricted Stock. The Grantee will seek the advice of his or her own tax advisors as to the advisability of making such a Section 83(b) election, the potential consequences of making such an election, the requirements for making such an election, and the other tax consequences of the Restricted Stock award under federal, state, and any other laws that may be applicable. The Company and its affiliates and agents have not and are not providing any tax advice to the Grantee.

Section 3. Miscellaneous

(a) Notices. Any and all notices, designations, consents, offers, acceptances and any other communications provided for herein shall be given in writing and shall be delivered either personally or by registered or certified mail, postage prepaid, which shall be addressed, in the case of the Company to the Chief Executive Officer of the Company at the principal office of the Company and, in the case of the Grantee, to the Grantee’s address appearing on the books of the Company or to the Grantee’s residence or to such other address as may be designated in writing by the Grantee. Notices may also be delivered to the Grantee, during his or her employment, through the Company’s inter-office or electronic mail systems.

(b) No Right to Continued Employment. Nothing in the Plan or in this Agreement shall confer upon the Grantee any right to continue in the employ of the Company or any subsidiary of the Company, or shall interfere with or restrict in any way the right of the Company or any subsidiary of the Company ,which is hereby expressly reserved, to remove, terminate or discharge the Grantee at any time for any reason whatsoever, with or without Cause and with or without advance notice.

(c) Bound by Plan. By signing this Agreement, the Grantee acknowledges that he/she has received a copy of the Plan and has had an opportunity to review the Plan and agrees to be bound by all the terms and provisions of the Plan.

(d) Imposition of Other Requirements. If the Grantee relocates to another country after the Date of Grant, the Company reserves the right to impose other requirements on the Grantee’s participation in the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(e) Successors. The terms of this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and of the Grantee and the beneficiaries, executors, administrators, heirs and successors of the Grantee.

(f) Invalid Provision. The invalidity or unenforceability of any particular provision thereof shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted.

(g) Modifications. No change, modification or waiver of any provision of this Agreement shall be valid unless the same is in writing and signed by the parties hereto.

(h) Entire Agreement. This Agreement and the Plan contain the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein and therein and supersede all prior communications, representations and negotiations in respect thereto.

(i) Governing Law. This Agreement and the rights of the Grantee hereunder shall be construed and determined in accordance with the laws of the British Virgin Islands.

(j) Headings. The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Agreement.

(k) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

By Grantee’s signature and the signature of the Company’s representative below, or by Grantee’s acceptance of this Award through the Company’s online acceptance procedure, this Agreement shall be deemed to have been executed and delivered by the parties hereto as of the Date of Grant.

AOXIN TIANLI GROUP, INC.

By:	/s/ Jun Wang
Jun Wang
Its:	Chief Financial Officer

Signature:	/s/ Ping Wang

Printed Name:	Ping Wang